INVEST IN **FOURPLAY SOCIAL**

Single friends. Double dates.


fourplay
fourplay
Our mission
Co-founded by healthcare professionals Julie Griggs and Danielle Dietzek, Fourplay's mission is to create a healthier experience for singles, physically, mentally, and socially.
Our Vision
For singles to feel equally as included, connected, and fulfilled as people in relationships.

fourplaysocial.com New York, NY

Female Founder | B2C | Minority Founder | Mobile Apps

Highlights

1. Singles LOVE Fourplay: Approaching 25,000 users in greater NYC and Boston areas
2. Big Demand: Waitlist of over 30,000 more singles across major US cities
3. Thought Leaders: Founders named in Global Dating Insights Women in Dating Special Report 2023
4. Viral Social Media: Verified TikTok with over 1.1 million likes (@fourplay_app_for_singles)
5. Earned Media: LIVE With Kelly and Ryan, CNBC, The New York Post, Bustle, Elite Daily, Cheddar News
6. Huge Market Opportunity: Projected 343.5 million online daters paying by 2026

Our Team



Julie Griggs Co-Founder & CEO

Self-Starter: Taught herself Quickbooks, payroll, project management, operations, and built her own network via LinkedIn. Infectiously Passionate: Can do the impossible...get people excited and inspired about dating!

In 2019 we created a shared dating profile that said, "Swipe right if you and your awesome friend want to double date me and my awesome friend." In the first week we had 32 guys asking us out, expressing that this was such a better idea, and telling us to make it into an app. When we saw the product/market fit and the demand it was a no brainer!



Danielle Dietzek Co-Founder & CGO

Natural Growth Hacker: Figured out how to effectively guerilla market and create a viral brand. Sells Capes to Superheroes: Skilled in writing for publicity, recruitment and social strategy.



Danny Barnes VP of Engineering

Has over 9 years of experience as a full-stack software engineer and reported directly to the CEO at his last company. Somehow puts up with Julie & Danielle.

Our Deck



Fourplay Social

Single friends. Double dates.

Julie Griggs, Co-founder & Chief Executive Officer
Danielle Dietzek, Co-founder & Chief Growth Officer

The mission of Fourplay Social is

To create **a healthier experience** for singles, physically, mentally, and socially.

Problem: Dating apps have ruined the 'single' experience

- Loneliness
- Pressure
- Safety risks

44%
Gen Z
"I would rather **clean the toilet** than go on another online date."

22%
Millennials
"I would rather **get my tooth pulled** than go on another online date."

Source: Singles in America Survey (2023)

What singles actually want

Acording to Tinder's "The Future of Dating 2023" report

"[18-25 year olds] are embracing a low-pressure approach to dating..."

From Insider's article, "Loneliness and inflation are pushing Gen Z away from dating"

"...more effort into friendships and nonromantic social events to combat loneliness."

Solution: A more fun, lower pressure, and SAFER experience

fourplay

A social discovery app where single friends team up and double date other pairs of single friends.



Singles freaking LOVE it



Startup Founder
170.9K
502K
2.8M
Fourplay - Date With Friends
Fourplay Social Inc
OPEN
4.2
17+
#50
Social Networking
1.3M
50.6K
fourplaypartner
166.4K

Early traction

USERS (NYC & BOS)	WAITLIST	SUPER USERS
23,000+	30,000+	1,200+
	Cities where app hasn't launched yet	Users with at least 25 matches

EARNED MEDIA

SPONSORS & PARTNERS

COMING SOON

COMING SOON

Market Size

SOM
$1.8 BILLION
Valuation based on 5.5x revenue multiplier

SAM
$6.2 BILLION
North America holds 36% of global revenue share

TAM
$17 BILLION
2023 global online dating revenue forecast

The math:

- Estimated 66 million online daters in US by 2030
- 53 million are ages 18-34 (81%)
- 18 million 18-34 year-olds pay for online dating (33%)
- If 10% of Fourplay's users spend ~$15/month on Fourplay = $324MM ARR.
- Bumble's valuation = 8x revenue and The League valuation = 3x revenue.
- Average revenue multiplier = 5.5. $324MM x 5.5 = $1.8 billion

Sources: Grand View Research, Statista, Statista

Meet the heroes saving all the singles!

Julie Griggs, CEO
Work ethic of an absolute animal

- **Self-Starter**
Taught herself Quickbooks, payroll, project management, operations, and built her own network via LinkedIn
- **Relentless Overachiever**
Graduated from a top physician assistant program as the recipient of the Dean's Award of Excellence for Outstanding Service (all while secretly building Fourplay at night...)
- **Infectiously Passionate**
Can do the impossible: get people excited and inspired about dating

Danielle Dietzek, CGO
Leaves every party with 6 new friends

- **Natural Growth Hacker**
Figured out how to effectively guerilla market and create a viral brand
- **Magnetic Personality**
Won the "Bubbles Award" for nurses at NYU Medical Center more than once (it is what it sounds like!); thrives as a storyteller with a propensity to go viral on social media
- **Sells Capes to Superheroes**
Skilled in writing for publicity, recruitment and social strategy

Danny Barnes, VP of Eng
The MJ (or Lebron) of code

- **Absolute Brainiac**
Architected and led a team to develop specialized apps supporting the largest corporations in Taiwan
- **Codes in His Sleep**
Cross-platform coder who developed a secure Android app and server backend to collect sensor data and user submissions for clinical psychology research. Maybe he doesn't sleep...
- **More Secure Than A Safe**
Constantly puts Fourplay user data and safety at the forefront of building

Ilana Dunn, Advisor

- Former Lead Content Creator at Hinge
- Gen Z and Millennial dating expert
- Host & EP of Spotify Top 50 Viral Dating Podcast, Seeing Other People

Yo Sub Kwon, Advisor

- Experienced early-stage advisor
- Security expert
- Serial technology founder with multiple exits

Thank you

for helping us create a healthier experience for singles physically, mentally, and socially.

Julie Griggs
Co-founder & CEO

Danielle Dietzek
Co-founder & CGO